FORM U.S. SECURITIES AND EXCHANGE COMMISSION 4 Washington, D.C. 20549 OMB APPROVAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OMB
Number:3235-0287 Expires:April 30, 1997
Filed pursuant to Section 16(a) of the Securities
Exchange Estimated average burdenhours per response0.5 Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section
30(f) of the Investment Company Act
of 1990

? Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may
Continue. See Instructions 1(b)

1. Name and Address of 2. Issuer Name and
Ticker or Trading Symbol6. Relationship of
Reporting Reporting Person Orbit International
Corp. (Nasdaq: "ORBT")Person to Issuer
(Check all applicable) X Director Feldman 10%
Owner Denis Officer (give Other (specify title below) below)

(Last) 3. IRS 4. Statement for 7. Individual or
Joint/Group Filing (Check applicable line) (First)
Number of Month/Year X Form filed by (Middle)
Reporting Person (Voluntary)June 2002one
Reporting Person 7600 Jericho Turnpike Form filed by more than one Reporting Person
(Street) 5. If Amendment, Date of Original (Month/Year)
 Woodbury New York 11797 (City)
(State) (Zip)

TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
BENEFICIALLY OWNED

1. Title of Security 2. Trans- action Date
 (Month/ Day/ Year)3. Transaction Code4. Securities
5. Amount of Securities Beneficially Owned at
End of 6. Owner- ship Form: Direct 7. Nature
(Instr. 3) (Instr. 8)Acquired Month (D) or of Indirect
Beneficial Owner- (A) or Disposed of
(D)(Instr. 3, 4 and 5) Indirect (I) ship (Instr. 3 (Instr. 4) (Instr. 4) and 4)

Code (1) V Amount(A) or(D) (1) Price
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. FORM 4 (CONTINUED) TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS,
OPTIONS, CONVERTIBLE SECURITIES)
1. Title of 2. 3. Trans-action4. Transac-tion5. 6. Date
 7. Title and 8. Priceof9. Numberof
DerivativeSecuritiesBeneficiallyOwned10.
Owner-ship Derivative Security Conversion orExercisePrice ofDerivativeSecurityDateCodeNumber ofExercisable andExpiration Date(Month/Day/Amount of at End Form 11. Na-tureof
In-directBene-ficialOwn-ership (Instr.
3) (Month/ Day/(Instr.8) Year) Derivative Securityof of(Instr. Year) Derivative SecuritiesAcquired Underlying Securities (Instr. (Instr. 5)
Month DerivativeSecurity: 4) (A) or 3
and 4) Direct (D) or (1) Disposed (Instr. 4) of (D)
Indirect (I) Instr. (Instr. 4) 3, 4, and 5)

Date Exer-Expira-tion Title cisable Date Amount or Number ofShares

CodeV (A) (D) Options to Purchase CommonStock,
par value $.10 $4.70June 28, 2002 A V
(A)June 28, 2003June 28, 2012Common 333 2,332 (D) Stock
Explanation of Responses: (1) In June 2002, Denis
 Feldman was granted options to purchase
333 shares of Common Stock of the Issuer pursuant
 to the Issuer's 1995 Employee Stock
Option Plan. ** Intentional misstatements or omissions
 of facts constitute Federal Criminal
Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff
(a). /s/ Denis Feldman July 9, 2002
Signature Date Note: File three copies of this Form,
one of which must be manually signed. If
space provided is insufficient, see Instruction 6 for
 procedure. S:\dlb\Orbit Int. Corp\Form
4\Form 4(June) - Sunshine - sale of 26,000 5-02.rtf